[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 16, 2011

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Poage Bankshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-172192)
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

We hereby join Poage Bankshares, Inc. in withdrawing our request for acceleration of the effective date of the above-referenced Registration Statement, as amended, as filed with the Securities and Exchange Commission on May 13, 2011.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Alan D. Jean
Name: Alan D. Jean
Title: Vice President